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09057840

3B 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50894

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mosaic Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8777 N. Gainey Center Drive
(No. and Street)

Scottsdale (City) **Arizona** (State) **85258** (Zip Code)

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Richard Mason, Principal — (480) 443-9537
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

SEC Mail Processing
Section
FEB 23 2009
Washington, DC
111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA
3/11

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Mosaic Funds Distributor, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mosaic Funds Distributor, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
February 3, 2009

Mosaic Funds Distributor, LLC

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	23,719
Securities owned, at fair value		19,778
Prepaid expenses		12,644
Total assets	**$**	**56,141**
Member's Capital	**$**	**56,141**

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Operations
Year Ended December 31, 2008

Revenue:		
Contract revenue	$	19,386
Other income		921
		20,307
Expenses:		
Operating expenses		20,275
Net income	$	32

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Changes in Member's Capital
Year Ended December 31, 2008

Balance, December 31, 2007	$	56,109
Net income		32
Balance, December 31, 2008	$	56,141

The accompanying notes are an integral part of these financial statements.

Mosaic Funds Distributor, LLC

Statement of Cash Flows
Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net income	$ 32
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	888
Net cash provided by operating activities	920
Cash Flows from Investing Activities	
Purchases of securities	(19,778)
Proceeds from sales of securities owned	19,184
Net cash used in investing activities	(594)
Increase in cash and cash equivalents	326
Cash and cash equivalents:	
Beginning	23,393
Ending	$ 23,719

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Mosaic Funds Distributor, LLC (the Company) is a Wisconsin limited liability company formed on December 19, 1997, and is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Madison Investment Advisors, Inc. The Company's sole business activities are to serve as the marketing agent and distributor of the Madison Mosaic family of no-load mutual funds.

The Company operates under the provisions of Paragraph (k)(1) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of rule 15c3-3. Essentially, the requirements of Paragraph (k)(1) provide that the Company limits its transactions to the purchase, sale, and redemption of redeemable securities of mutual funds and promptly transmits all funds received and delivers securities to customers.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Contract revenue represents amounts earned for services related to its marketing and distribution of mutual funds. Contract revenue is earned as such services are provided.

Cash equivalents: The Company considers cash and short-term liquid investments with an original maturity date, when purchased, of three months or less to be cash equivalents.

Income tax status: The Company is organized as a limited liability company. Accordingly, the member separately accounts for the Company's items of taxable income, deductions, losses, and credits. As a result, no income taxes have been recognized in the accompanying financial statements.

Investments in securities: Investments in securities are stated at fair value as of the reporting date.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements*, (SFAS 157) issued by the Financial Accounting Standards Board (FASB). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

> Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.
>
> Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities include a certificate of deposit with a maturity date, when purchased, of more than three months held at a reputable financial institution. These investments are stated at cost plus accrued interest, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

Securities transactions: Transactions in securities are recorded on trade date.

Recent accounting pronouncements: In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While Management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

Note 2. Significant Business Relationships and Related Party Transactions

The Company relies entirely on the operational support of Madison Mosaic, LLC (Madison Mosaic), another wholly owned subsidiary of Madison Investment Advisors, Inc., for its day-to-day staffing and operations. All persons associated with the Company are employees of Madison Mosaic, LLC and such firms share office space and supplies. The relationship between the Company and Madison Mosaic is documented in a Services Agreement between the companies dated January 29, 1998 and in a Distributor Services Compensation Agreement dated July 1, 2000 (collectively, the Service Agreements). The Service Agreements will terminate in the event Madison Mosaic or Madison Investment Advisors, Inc. ceases to serve as the investment advisor to the Madison Mosaic family of mutual funds. The Company earned contract revenue from Madison Mosaic in the amount of $19,386 for the year ended December 31, 2008.

Note 3. Fair Value of Financial Instruments

As of December 31, 2008, the Company owns one certificate of deposit which is measured at fair value on a recurring basis and is classified as Level 2 in the fair value hierarchy. At December 31, 2008, the Company had no assets or liabilities classified as Level 1 or Level 3.

Note 4. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $43,448, which was $38,448 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

Mosaic Funds Distributor, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 2008

		Schedule I
Net Capital:		
Total member's capital	$	56,141
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		12,644
Net capital before haircuts on securities		43,497
Haircuts on securities:		
Certificate of deposit		49
Net capital		43,448
Computation of basic net capital requirement, minimum net capital required		5,000
Excess net capital	$	38,448
Aggregate indebtedness	$	-
Ratio: Aggregate indebtedness to net capital		0.00 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2008.

Mosaic Funds Distributor, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2008 **Schedule II**

None, the Company is exempt from rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2008 **Schedule III**

None, the Company is exempt from rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(1) thereof.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

In planning and performing our audit of the financial statements of Mosaic Funds Distributor, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 3, 2009

END